UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 7, 2025

# EARNING RELEASE
Fourth Quarter 2024

March, 2025

edenor


edenor

edenor

Buenos Aires, Argentina, March 7, 2025 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the fourth quarter of 2024.

All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Ticket: EDN
Ratio: 20 Shares Class B= 1ADR

Number of Shares Net of Treasury
875.7 Million of Shares | 43.8 Million of ADRs

Total Shares
906.5 Million of Shares | 45.3 Million of ADRs

Market Capitalization
ARS 1,869,581,755,335 | USD 1,521,060,191.58

Price
ARS 2135 | USD 34.68 03/06/25

# Webcast Information

On Monday, March 10th, 2025, at 11 am Buenos Aires / 10 am New York time, the Company will host a webcast to discuss Edenor's 4Q24 results. The presentation will be given by Germán Ranftl, Edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

DATE: March 10,2025
TIME: 11 am BA / 10 am Nueva York

**4Q 2024**
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE

Germán Ranftl
Chief Financial Officer

Solange Barthe Dennin
Investor Relations Manager

Lucila Ramallo
Investor Relations Senior Analyst

www.edenor.com
Tel: +54 (11) 43365511

# AGENDA

- Highlights
- Regulatory Framework
- Financial Results
- Operating Indicators
- Investments
- Financial Debt
- Summary

# 01
# HIGHLIGHTS

# HIGHLIGHTS

## Positive EBITDA

- ✓ EBITDA improved reflecting the transitory tariff increases and operating efficiency.
- ✓ VAD with monthly adjustment from August 2024 (4% average).

## Five – Year Tariff Review

- ✓ Five-Year Tariff Review (2025/2029) final steps to complete the process.
- ✓ Public Hearing 02/27/25.

## Financial Debt

- ✓ October 2024: USD 184 M issuance of Class 7 USD notes (B-) – New York Law (9.75%).

## Improvement in Credit Ratings

- ✓ Moody's Ratings upgraded its rating from Caa3 to Caa1 with a stable outlook.
- ✓ S&P Global Ratings upgraded:
  - Domestic debt from raB to raBB+
  - International debt from CCC to CCC+.
- ✓ Fitch has upgraded the Company's FC and LC IDRs to CCC+ from CCC.

edenor

# 02
# REGULATORY FRAMEWORK

# REGULATORY FRAMEWORK

- **Five-Year Tariff Review (2025-2029):**
  - Final steps to complete the process
  - 02/27/2025: The Public Hearing was held
  - 03/31/2025: Process to be completed according to ENRE´s schedule.

- Since 02-16-24, transitory tariffs (319.2% nominal) have been applied with a positive impact on EBITDA (ARS 207,252 M in 2024), which restored the Company's economic balance. From August 2024 to February 2025, monthly adjustments were applied using expected inflation (4% average).

- CAMMESA: The Company has been paying 100% of its purchased energy costs since April 2024. It also continues to pay, in a timely manner, installments due in its payment plan for past energy purchases. Likewise, it is negotiating payment plans for the additional outstanding amounts due. In December 2024, the CAMMESA board of directors approved a new payment plan that is currently subject to approval by the competent authority.

- The Government continues to gradually reduce subsidies. In February 2025, a plan was established that ran through December 2025 to reduce the percentage subsides for N2 and N3 customers using the already established caps of 350 and 250 kWh respectively, while fully eliminating



edenor

# 03
# FINANCIAL RESULTS

# Improvement in results.

edenor

## EDENOR invested ARS 389,215 million in FY24, increasing its investments by 45% YoY

| In million of Pesos in constant figures | **2024 | **2023 | Δ% | **4Q24 | **4Q23 | Δ% |
|---|---|---|---|---|---|---|
| Revenues | 2,043,127 | 1,526,735 | 34% | 517,084 | 262,436 | 97% |
| Energy purchases | (1,166,395) | (999,413) | 17% | (297,547) | (165,301) | 80% |
| **Distribution Margin** | **876,732** | **527,322** | **66%** | **219,537** | **97,135** | **126%** |
| Operating expenses | (858,544) | (811,989) | 6% | (241,318) | (235,927) | 2% |
| Other op. Net income | 59,136 | 55,150 | 7% | 32,974 | 15,592 | 111% |
| Other operating expense | (35,251) | (31,334) | 13% | 1,836 | (376) | (588%) |
| **Operating Results** | **42,073** | **(260,851)** | **n/a** | **13,029** | **(123,576)** | **n/a** |
| Agreement on the Reg. Of Oblig. | - | 430,587 | n/a | - | 79 | n/a |
| Financial Results, net | (459,209) | (762,942) | 40% | (31,169) | (192,042) | 84% |
| RECPAM* | 610,414 | 989,926 | (38%) | 41,034 | 269,311 | (85%) |
| Income Tax | 78,850 | (205,333) | n/a | (4,728) | 61,045 | 108% |
| **Net Results** | **272,128** | **191,387** | **42%** | **18,166** | **14,817** | **23%** |

*Monetary gain

**International Accounting Standards: Financial information in hyperinflationary economies

**Revenues**: Reached ARS 517,084 million in 4Q24 (+97% in constant currency vs. 4Q23). This was mainly due to the impact of the February 2024 tariff adjustment (319.2%) and subsequent monthly adjustments since August 2024 (4% on average).

The number of clients at FY24 reached 3.34 million (+1% vs. 4Q23).

**Energy Purchases:** Increased to ARS 297,547 million in 4Q24 (80% vs. 4Q23), mainly due to the impact of higher generation prices and reduction of subsidies.

**Distribution Margin:** Rose sharply to ARS 219,537 million in the fourth quarter of 2024, which represented an increase of 126% compared to the same period of the previous year, mainly due to the increase in the tariffs implemented in February 2024 plus the periodic adjustments since August (4% on average), mainly offset by higher energy costs due to reduction in subsidies and lower sales volumes.

**Net Financial Results:** Recorded an improvement vs. the prior year to a net expense of ARS 31,169 million in 4Q24, mainly due to lower impact of commercial interest expenses and reduced FX effects.

**Net Results:** For 4Q24, earnings rose 23% YoY to ARS 18,166 million from a profit of ARS 14,817 million in 4Q23. The difference was primarily driven by the improvement in operating results, lower financial expense, which was offset by lower adjustments for inflation and a positive adjustment in deffered tax (see Note 1 of Financial Statements).

**Investments**: During 2024, capex totaled ARS 389,215 million, (+45% vs FY23), while for 4Q24 investments totaled ARS 127,473 million (+59% VS 4Q23). Investment spending reflects our firm commitment to improving service quality, which is reflected in the significant improvement in our main operating indicators.

edenor

# Energy sales volumes in 4Q24 were slightly below those of 4Q23

| | 2024 | | | 2023 | | | Variation | |
|---|---|---|---|---|---|---|---|---|
| | GWh | Part. % | Customers | GWh | Part. % | Customers | % GWh | % Customers |
| Residential * | 10.452 | 46,0% | 2.973.286 | 10.833 | 46,0% | 2.919.787 | (3,5%) | 1,8% |
| Small commercial | 2.048 | 9,0% | 326.942 | 2.153 | 9,1% | 339.149 | (4,9%) | (3,6%) |
| Medium commercial | 1.515 | 6,7% | 31.868 | 1.552 | 6,6% | 31.310 | (2,4%) | 1,8% |
| Industrial | 3.503 | 15,4% | 7.265 | 3.680 | 15,6% | 7.252 | (4,8%) | 0,2% |
| Wheeling System | 3.809 | 16,8% | 807 | 3.933 | 16,7% | 724 | (3,1%) | 11,5% |
| Others | | | | | | | | |
| Public lighting | 585 | 2,6% | 21 | 599 | 2,5% | 21 | (2,2%) | 0,0% |
| Shantytowns and others | 813 | 3,6% | 650 | 788 | 3,4% | 631 | 3,1% | 3,0% |
| Total | **22.726** | **100%** | **3.340.839** | **23.534** | **100%** | **3.298.874** | **(3,4%)** | **1%** |

| | 4Q 2024 | | | 4Q 2023 | | | Variation | |
|---|---|---|---|---|---|---|---|---|
| | GWh | Part. % | Customers | GWh | Part. % | Customers | % GWh | % Customers |
| Residential * | 2.162 | 41,8% | 2.973.286 | 2.240 | 42,6% | 2.919.787 | (3,5%) | 1,8% |
| Small commercial | 480 | 9,3% | 326.942 | 497 | 9,4% | 339.149 | (3,3%) | (3,6%) |
| Medium commercial | 373 | 7,2% | 31.868 | 371 | 7,1% | 31.310 | 0,5% | 1,8% |
| Industrial | 877 | 16,9% | 7.265 | 890 | 16,9% | 7.252 | (1,5%) | 0,2% |
| Wheeling System | 995 | 19,2% | 807 | 971 | 18,5% | 724 | 2,5% | 11,5% |
| Others | | | | | | | | |
| Public lighting | 132 | 2,5% | 21 | 132 | 2,5% | 21 | (0,1%) | 0,0% |
| Shantytowns and others | 156 | 3,0% | 650 | 160 | 3,1% | 631 | (2,6%) | 3,0% |
| **Total** | **5.175** | **100%** | **3.340.839** | **5.261** | **100%** | **3.298.874** | **(1,6%)** | **1%** |

*4Q24: 893,640 customers benefited from Social Tariff

Sales volumes in 4Q24 totaled 5,175 GWh, which were down 1.6% vs. 4Q23 because of the effect of the economy on demand in the commercial and industrial segments. Residential volumes also declined 3.5% vs 4Q23.

Edenor's client base reached 3.34 million (+1% vs 4Q23), which was mainly due to an increase in residential and medium-size commercial clients.

With the continuation of our efforts to improve market transparency and discipline, a total of 6,386 energy meters were installed in the fourth quarter of 2024, which were largely designed to transform informal, unreported connections into fully transparent connections in the electricity distribution system.

edenor

## Operating expenses increased in 4Q24 (2% vs

| In million of pesos in constant figures | 2024 | 2023 | Δ% | 4Q24 | 4Q23 | Δ% |
|---|---|---|---|---|---|---|
| Salaries, social security taxes | (227.930) | (241.196) | (6%) | (58.717) | (73.478) | (20%) |
| Pensions Plans | (13.650) | (5.286) | 158% | 10 | 7.049 | (100%) |
| Communications expenses | (13.712) | (10.462) | 31% | (4.534) | (2.894) | 57% |
| Allowance for the imp. of trade and other receivables | (9.474) | (14.506) | (35%) | 4.129 | 616 | 571% |
| Supplies consumption | (37.630) | (24.086) | 56% | (8.173) | (3.603) | 127% |
| Leases and insurance | (7.498) | (5.516) | 36% | (2.491) | (954) | 161% |
| Security service | (17.840) | (10.278) | 74% | (6.501) | (2.986) | 118% |
| Fees and remuneration for services | (219.492) | (212.379) | 3% | (75.265) | (71.336) | 6% |
| Amortization of assets by right of use | (10.620) | (6.161) | 72% | (3.609) | (1.453) | 148% |
| Public relations and marketing | (9.145) | (14.472) | (37%) | (1.695) | (4.470) | (62%) |
| Advertising and sponsorship | (4.711) | (7.455) | (37%) | (873) | (2.302) | (62%) |
| Depreciation of property, plant and equipment | (154.559) | (180.208) | (14%) | (41.128) | (58.576) | (30%) |
| Directors and Sup. Committee members' fees | (567) | (351) | 62% | (393) | (2) | n/a |
| ENRE penalties | (80.671) | (40.607) | 99% | (13.343) | (1.180) | n/a |
| Taxes and charges | (50.435) | (38.595) | 31% | (28.586) | (20.200) | 42% |
| Other | (603) | (422) | 43% | (146) | (155) | (6%) |
| **Total** | **(858.544)** | **(811.989)** | **6%** | **(241.318)** | **(235.927)** | **2%** |

Operating expenses for 4Q24 increased 2% YoY to ARS 241,318 million. This is mainly due to higher costs due to inflation and ENRE penalties primarily due to the update in the value per Kwh used in the calculation for the provision of penalties.

At the end of December 2024, collectability was 95.32%, resulting in a period-end accrued bad debt of ARS 44,342 million.

# EBITDA

Significant improvement due to positive impact of tariff adjustments and lower energy losses.

| In million of Pesos in constant figures | 2024 | 2023 | Δ% | 4Q24 | 4Q23 | Δ% |
|---|---|---|---|---|---|---|
| Net operating Results | 42,073 | (260,851) | n/a | 13,029 | (123,576) | n/a |
| Depreciation of property, plant and equipment+ Amortization | 165,179 | 186,369 | (11%) | 44,737 | 60,029 | (25%) |
| Agreement on the Reg.Of Oblig. | | 430,587 | n/a | - | 79 | n/a |
| **EBITDA** | **207,252** | **356,105** | **(42%)** | **57,766** | **(63,468)** | **n/a** |

- During the fourth quarter of 2024, EBITDA of ARS 57,766 million was recorded, compared to a loss of ARS 63,468 million in 4Q23. For full year 2024, net EBITDA ARS 207,252 million compared to ARS 356,105 million for 2023, which included a gain of ARS 430,587 million related of the effect of the signing of the payment plans with CAMMESA for past energy purchases.
- The principal factors driving the 4Q24 EBITDA were:
  - Positive impact due to higher earnings as a result of the tariff normalization adjustment (319.2% as of February 16, 2024).
  - Monthly adjustments implemented since August 2024 (4% average).
  - Increase in energy purchases due to the reduction of subsidies, which established limits of 250 kw in N3 and 350 kw in N2.

# Deferred tax liability

**❖ 2024 results included a positive adjustment for deferred tax of ARS 277.032 million:**

- Within the framework of the improvement in economic performance, mainly due to the recent tariff increases, the company carried out different reviews of processes. In this context with the preparation of its financial statements as of Dec. 31, 2024, an inconsistency was identified as of December 31, 2024, in the determination of the deferred tax liability related to Property, Plant, and Equipment.
- Current legislation allows Property, Plant, and Equipment acquired after January 1, 2018 to be adjusted for inflation for purposes of calculating depreciation deductions for income tax purposes. However, for the deferred tax calculation, the tax base considered was based on historical values, causing a distortion that overstated the deferred tax liability.
- Consequently, the original tax values from 2018 to 2024 periods were adjusted, and the impacted balances were retroactively restated as of December 31, 2023 and 2022, as disclosed in Note 1 to the Financial Statements.
- It is important to highlight that the auditors have issued a clean opinion for the financial statements.
- Restatement has no effect on cash Flow, debt covenants or tax payments for the Company

# 04
# OPERATING RESULTS

edenor

## SAIDI hours / year / customer


27.6
22.7
15.9
12.2
10.7
8.6
8.2
8.7
-68%
2017
2018
2019
2020
2021
2022
2023
dic-24
Actual

## SAIFI times / year /customer


9.0
6.9
6.2
4.6
4.1
3.6
3.4
3.5
-61%
2017
2018
2019
2020
2021
2022
2023
dic-24

At the end of the fourth quarter of 2024, the SAIDI and SAIFI indicators were 8.7 hours and 3.5 average outages per client, respectively, in the period, both close to record lows and registering improvements of 68% and 61% , respectively, compared to 2017, below the Regulator requirements.

In 4Q24 the evolution these indicators saw a less positive trend due to both unplanned and planned service interruptions. The negative effect related to planned interruptions was due in large part to a significant amount of maintenance work and important projects in many municipalities, which affected both the number and length of service interruptions. These efforts are expected to results in improvements in the quality of the service offered by our Company.

Note: SAIDI: Measures the number of hours a user is without service per year|SAIFI: Measures the number of times a user is without service per year.

## ENERGY LOSSES


16,4%
14,5%
15,3%
14,9%
15,3%
15,0%
14,9%
15,2%
1Q
2Q
3Q
4Q
2023
2024

edenor

# Energy losses for the last 12 months were 15.2% as of December 2024.

**Driving Innovation and Efficiency in Loss Mitigation:**

We continue to leverage the potential of analytical and artificial intelligence tools, strategically optimizing inspection routes and raising their efficacy. The mission of DIME ("market discipline") actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

**Measurable Strides in Inspection and Detection:**

From October to December 2024, a substantial total of 130,635 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 43%. This stands in comparison to the same period in the prior year when 79,468 inspections yielded a higher efficiency rate of 52%.

**Recovery Initiatives and Redefining Balance:**

The inspections of MIDE and conventional meters included the normalization of inactive accounts with MIDE meters that had been cancelled after the delinquency process had been exhausted.

Progress is being made in the implementation of a system that fully and efficiently integrates the growing number of country clubs and closed neighborhoods. Despite our consistent efforts, cases of repeat fraud have continued.

# 05
# INVESTMENTS

# INCREASE IN INVESTMENTS

- Edenor´s capital expenditures for 2024 were **ARS 389,215 M (+45 % vs FY23).** During 4Q24, capex was ARS 127,473 M (+59% vs 4Q23).


ARS 389,215 M
33.730
37.415
318.071
+45%
ARS 269,219 M
35.103
30.023
204.093
2024
2023
Electricity Related Activities
System Electric investments
Staff Cost


12%
11%
3%
74%
New Supplies
Network Structure
Energy Recovery
Others

IN SERVICE:

- New GARIN 132/13.2 kV 2x40 MVA Substation
- New TRUJUI 220/13.2 kV 2x80 MVA Substation
- SAN ALBERTO 132/13.2 kV Substation Extension from 2x40 MVA to 2x80 MVA
- Renewal of 220 kV underground cable (4.3 km) N°46 MALAVER – PI-MALAVER
- New underground electrical pipelines 132 kV (11 km) PANTANOSA – AEROCLUB
- 132 kV bus expansion at ZAPPALORTO Substation
- New underground pipeline 132 kV (8.75 km) ZAPPALORTO – MERLO

edenor

# 06
# FINANCIAL DEBT

edenor

## INTERNATIONAL :

**Notes Class 7**
**Oct-30**
**Fitch upgrades the Company's Bond Rating to B-**

- Amount: USD 184 Million.
  - USD 49 Million (Exchange Class 1 Notes- 85.12% acceptance).
  - USD 135 Million (New Money).
- Rate: 9.75%
- Interest Payment: Biannual.
- Legal Jurisdiction : New York.
- Maturity: 6 years
- Amortization: 33.33% in October 2028; 33.33% in October 2029 and 33.34% in October 2030

| | S&P Global | Moody's | FixScr (FitchRatings) | FitchRatings |
|---|---|---|---|---|
| LT National Scale | raBB+ | A.ar | A(arg) | |
| ST National Scale | raBB+ | A.ar | A1(arg) | |
| LT Global Scale | CCC+ | Caa1 | - | CCC+ |

| Notes Class | Amount (Million) | Currency | Type | Maturity | Rate | Interest Payment | Law |
|---|---|---|---|---|---|---|---|
| 1 | 8 | USD | Social | may-25 | 9.75 | Biannual | New York |
| 3 | 96 | USD | Std | nov-26 | 9.75 | Biannual | Argentina |
| 4 | 24,4 (USD 28,6) | ARS | Std | mar-25 | BADLAR +300 Basic Points. | Quarterly | Argentina |
| 5 | 82 | USD | Std | ago-28 | 9.75 | Biannual | Argentina |
| 6 | 17,3 (USD 18,6) | ARS | Std | ago-25 | BADLAR +700 Basic Points. | Quarterly | Argentina |
| 7* | 184 | USD | Std | oct-30 | 9.75 | Biannual | New York |
| **TOTAL USD** | **417 M** | | | | | | |

Notes: * Includes USD 49 M due to the Notes Class 1 exchange. The international Notes Class 7 have been rated by Fitch "B-"and by S&P "CCC+". Moody´s Argentina´s domestic debt rating rose to "A.ar" and S&P Global Rating has raised the institutional rating and the Notes Program rating of the Company on domestic debt to 'raBB+', improving the outlook from stable to positive. Fitch has upgraded the Company ´s FC and LC IDRs to CCC+ from CCC, Moody´s Rating has upgraded the Company's rating from 'Caa3' to 'Caa1', with a stable outlook and S&P Global Ratings has raised the rating in local currency and in foreign currency of the Company to "CCC+" from "CCC" with stable outlook. On March 7, 2025, Class 4 Notes were canceled.

# FINANCIAL DEBT

## Senior Notes

**Financial Debt as of 4Q24**
*(In million of USD)*


Class 7
Class 5&6
Class 3&4
Class 1
85
30
55
115
60
55
417
184
100.5
124
8
55
18.6
29
8
96
96
82
82
184
184
2022
2023
4Q24
2025
2026
2028
2030

Note: The Class 7 Notes was issued for 135 M (New Money) and 49 M as a result of the exchange offer of the Class 1 Notes. On March 7, 2025, Class 4 Notes were canceled

# 07
# SUMMARY

# SUMMARY

edenor

## Positive EBITDA

- ✓ EBITDA improved reflecting the transitory tariff increases and operating efficiency.
- ✓ VAD with monthly adjustment from August 2024 (4% average).

## Five – Year Tariff Review

- ✓ Five-Year Tariff Review (2025/2029) final steps to complete the process.
- ✓ Public Hearing 02/27/25.

## Financial Debt

- ✓ October 2024: USD 184 M issuance of Class 7 USD notes (B-) – New York Law (9.75%).

## Improvement in Credit Ratings

- ✓ Moody's Ratings upgraded its rating from Caa3 to Caa1 with a stable outlook.
- ✓ S&P Global Ratings upgraded:
  - Domestic debt from raB to raBB+
  - International debt from CCC to CCC+.
- ✓ Fitch has upgraded the Company's FC and LC IDRs to CCC+ from CCC.

# Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.34 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 4Q24, edenor sold 5,175 GWh of electricity and purchased 6,052 GWh (including demand from the toll system), registering revenues for 4Q24 of ARS 517,084 million. Net earnings for the fourth quarter 2024 were a profit of ARS 18,166 million.

edenor

## INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Solange Barthe | Investor Relations Manager

Lucila Ramallo | Investor Relations Senior

[illegible] | Tel. +54 (11) 4346 5511

# Consolidated Statement of Comprehensive Income

For the years ended on December 31, 2024 ,2023 and 2022

Values expressed in constant currency basis

(1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

| In millon of Argentine Pesos in constant figures | 12.31.2024 AR$ | 12.31.2023 Restated (1) AR$ | 12.31.2022 Restated (1) AR$ |
|---|---|---|---|
| Revenues | 2,043,127 | 1,526,735 | 1,395,852 |
| Energy Purchases | (1,166,395) | (999,413) | (971,291) |
| **Distribution Margin** | **876,732** | **527,322** | **424,561** |
| Transmission and distribution expenses | (482,136) | (466,946) | (373,737) |
| **Gross Profit** | **394,596** | **60,376** | **50,824** |
| Selling expenses | (203,689) | (180,230) | (160,529) |
| Administrative expenses | (172,719) | (164,813) | (134,272) |
| Other operating income | 59,149 | 55,171 | 70,582 |
| Other operating expense | (35,251) | (31,334) | (38,475) |
| (Loss) income from interest in join ventures | (13) | (21) | (37) |
| **Operating Results** | **42,073** | **(260,851)** | **(211,907)** |
| Agreement on the Regularization of Obligations | | 430,587 | 122,991 |
| Financial income | 1,224 | 800 | 442 |
| Financial cost | (340,412) | (695,612) | (595,224) |
| Other financial results | (120,021) | (68,130) | (9,695) |
| **Net financial costs** | **(459,209)** | **(762,942)** | **(604,477)** |
| RECPAM | 610,414 | 989,926 | 675,514 |
| **Income (loss) before taxes** | **193,278** | **396,720** | **(17,879)** |
| Income tax | 78,850 | (205,333) | (26,135) |
| **Income (loss) for the year** | **272,128** | **191,387** | **(44,014)** |
| **Total other comprehensive results** | **2,273** | **(2,049)** | **(2,883)** |
| Comprehensive income (loss) for the year | **274,401** | **189,338** | **(46,897)** |
| **Basic and diluted income (loss) Profit per share:** | | | |
| Income (loss) per share ( argentine pesos per share) | 311.00 | 218.73 | (50.30) |

# Consolidated Statement of Comprehensive Income

For the years ended on December 31, 2024 and 2023

Values expressed at historical values

| In millon of Argentine Pesos at histórical values | 12.31.2024 AR$ | 12.31.2023 AR$ |
|---|---|---|
| Revenues | 1,715,372 | 373,253 |
| Energy Purchases | (979,808) | (240,640) |
| **Subtotal** | **735,564** | **132,612** |
| Transmission and distribution expenses | (307,897) | (93,702) |
| **Gross Profit** | **427,667** | **38,910** |
| Selling expenses | (150,986) | (39,700) |
| Administrative expenses | (133,179) | (34,373) |
| Other operating expense, net | 25,422 | 2,198 |
| **Operating Results** | **168,923** | **(32,965)** |
| Agreement on the Regularization of Obligations | | **108,723** |
| Financial income | 1,021 | 278 |
| Financial expenses | (292,704) | (184,188) |
| Other financial expense | (37,383) | (23,351) |
| **Net financial expense** | **(329,066)** | **(207,261)** |
| **Profit (Loss) before taxes** | **(160,143)** | **(131,504)** |
| Income tax | (20,341) | (83,727) |
| **Profit (Loss) for the year** | **(180,484)** | **(215,230)** |
| **Basic and diluted earnings Profit (Loss) per share:** | | |
| Income (Loss) per share (argentine pesos per share) | (206.27) | (245.98) |

edenor

# Consolidated Statement of Financial Position

For the years ended on December 31, 2024 ,2023 and January 1, 2023

Values expressed on a constant currency basis

(1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

| In million of Argentine Pesos in constant figures | 12.31.2024 ARS | 12.31.2023 Restated (1) ARS | 01.01.2023 Restated (1) ARS |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 3,002,617 | 2,772,111 | 2,685,032 |
| Interest in joint ventures | 121 | 124 | 144 |
| Right-of-use asset | 10,451 | 7,708 | 4,795 |
| Other receivables | 124 | 6 | 20 |
| **Total non-current assets** | 3,013,313 | 2,779,949 | 2,689,991 |
| **Current assets** | | | |
| Inventories | 149,772 | 86,704 | 43,657 |
| Other receivables | 56,657 | 74,140 | 126,808 |
| Trade receivables | 362,367 | 145,024 | 189,818 |
| Financial assets at amortized cost | 10,199 | | |
| Financial assets at fair value through profit or loss | 363,351 | 179,933 | 194,635 |
| Cash and cash equivalents | 23,918 | 19,877 | 11,054 |
| **Total current assets** | 966,264 | 505,678 | 565,972 |
| **TOTAL ASSETS** | 3,979,577 | 3,285,627 | 3,255,963 |

| | 12.31.2024 ARS | 12.31.2023 Restated (1) ARS | 01.01.2023 Restated (1) ARS |
|---|---|---|---|
| **EQUITY** | | | |
| Share capital | 875 | 875 | 875 |
| Adjustment to share capital | 742,454 | 742,413 | 742,339 |
| Additional paid-in capital | 10,329 | 10,269 | 10,178 |
| Treasury stock | 31 | 31 | 31 |
| Adjustment to treasury stock | 15,866 | 15,907 | 15,981 |
| Cost treasury stock | (60,856) | (60,856) | (60,856) |
| Legal reserve | 51,438 | 51,438 | 51,438 |
| Voluntary reserve | 498,128 | 498,128 | 498,128 |
| Other comprehensive loss | (5,288) | (7,561) | (5,512) |
| Accumulated losses | 254,088 | (18,040) | (209,427) |
| **TOTAL EQUITY** | 1,507,065 | 1,232,604 | 1,043,175 |
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Trade payables | 2,819 | 3,479 | 6,241 |
| Other payables | 187,669 | 346,079 | 118,590 |
| Borrowings | 354,945 | 96,566 | 98,577 |
| Deferred revenue | 108,131 | 29,342 | 24,936 |
| Salaries and social security payable | 6,226 | 5,333 | 5,231 |
| Benefit plans | 13,648 | 10,719 | 12,619 |
| Deferred tax liability | 687,790 | 765,391 | 561,142 |
| Provisions | 21,502 | 21,474 | 37,658 |
| **Total non-current liabilities** | 1,382,730 | 1,278,383 | 864,994 |
| **Current liabilities** | | | |
| Trade payables | 758,773 | 524,700 | 1,219,334 |
| Other payables | 112,646 | 63,894 | 42,882 |
| Borrowings | 112,530 | 110,326 | 1,248 |
| Deferred revenue | 104 | 109 | 298 |
| Salaries and social security payable | 61,910 | 58,004 | 63,334 |
| Benefit plans | 1,441 | 1,258 | 1,587 |
| Tax payable | | | |
| Tax liabilities | 34,285 | 10,101 | 8,933 |
| Provisions | 8,093 | 6,248 | 10,178 |
| **Total current liabilities** | 1,089,782 | 774,640 | 1,347,794 |
| **TOTAL LIABILITIES** | 2,472,512 | 2,053,023 | 2,212,788 |
| **TOTAL LIABILITIES AND EQUITY** | 3,979,577 | 3,285,627 | 3,255,963 |

edenor

# Consolidated Statement of Flows

For the years ended on December 31, 2024 ,2023 and 2022

Values expressed on a constant currency basis

| In millon of Argentine Pesos in constant figures | 12.31.2024 ARS | 12.31.2023 Restated (1) ARS | 12.31.2022 Restated (1) ARS |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Income (loss) for the year | 272,128 | 191,387 | (44,014) |
| **Adjustments to reconcile net (loss) profit to net cash flows from operating activities:** | (67,204) | (255,011) | (6,603) |
| **Changes in operating assets and liabilities:** | | | |
| Increase in trade receivable | (282,218) | (64,889) | (46,989) |
| Increase in trade payables | 314,968 | 240,352 | 419,382 |
| Increase in salaries and social security payable | 39,135 | 41,321 | 35,243 |
| Others | (30,892) | 2,482 | (116,778) |
| **Net cash flows generated by operating activities** | **245,917** | **155,642** | **240,241** |
| **Net cash flows used in investing activities** | **(567,245)** | **(172,168)** | **(253,355)** |
| **Net cash flows generated by financing activities** | **265,176** | **15,979** | **(32,294)** |
| **Decrease in cash and cash equivalents** | **(56,152)** | **(547)** | **(45,408)** |
| Cash and cash equivalents at beginning of year | 19,877 | 11,054 | 41,902 |
| Exchange differences in cash and cash equivalents | 5,150 | 9,821 | 14,736 |
| Result from exposure to inflation | (426) | (451) | (176) |
| Decrease (increase) in cash and cash equivalents | (56,152) | (547) | (45,408) |
| **Cash and cash equivalents at the end of the year** | **(31,551)** | **19,877** | **11,054** |
| **Supplemental cash flows information** | | | |
| **Non-cash activities** | | | |
| Acquisitions of advances to suppliers,property, plant and equipment through increased trade payables | (29,249) | (8,381) | (14,751) |
| Acquisitions of advances to suppliers, rights- of- use assets through increased trade payable | (13,363) | (9,072) | (6,184) |

(1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

# DISCLAIMER

edenor

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements."

Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.